7500 East Columbia Street • Evansville, IN 47715 • 812-867-6471 • Fax: 812-471-9914

August 20, 2015

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Tia L. Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining

Re:	Shoe Carnival, Inc. Form 10-K for the Fiscal Year Ended January 31, 2015 Filed on April 16, 2015 File No. 000-21360

Dear Ms. Jenkins:

On behalf of Shoe Carnival, Inc. (the “Company”), we enclose for filing, via direct transmission to the EDGAR system of the Securities and Exchange Commission (the “Commission”), this response to the comments received from the staff (the “Staff”) of the Commission by letter dated July 23, 2015, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2015 (the “Form 10-K”).

For your convenience, we have reproduced each of the Staff’s comments in bold immediately preceding the Company’s response. We have referenced the comments as numbered in the Commission’s comment letter and did not change the references to page numbers contained in your comments.

Form 10-K for the Fiscal Year Ended January 31, 2015

Item 6. Select Financial Data, page 19

1.	We note your disclosure in footnote 3 that e-commerce sales were included in the comparable store sales measure starting with fiscal 2013. We further note in footnote 5 that average sales per square foot includes net e-commerce sale for fiscal years 2014, 2013, and 2012. In future filings please discuss and quantify the impact e-commerce sales had on both your comparable store sales and average sales per square foot measures. Please provide your proposed disclosure based on the effect of e-commerce sales in fiscal 2014.

Response:

Shoe Carnival management has considered the disclosure of e-commerce sales since the inception of shoecarnival.com and has concluded that such disclosure would not provide meaningful information to investors. As Shoe Carnival continues to evolve its multi-channel strategy, the distinction between e-commerce and physical store sales becomes increasingly less important to our initiative to become more customer focused. The foundation of our multi-channel strategy is to make available the breadth and depth of our entire store-level inventory to customers shopping by whatever channel they prefer for that particular transaction. We believe over time the majority of our customers will utilize more than one of our available channels to purchase footwear or accessories based on their needs at that time.

Our e-commerce presence is an integral component of our multi-channel retail strategy which today’s customer expects. Shoecarnival.com provides another method for us to connect with customers. During the third quarter of fiscal 2014, we initiated the first multi-channel purchase opportunity for our customer utilizing the inventory in our physical stores when we brought fulfillment of our e-commerce orders in house. By fulfilling e-commerce orders from our store level inventory, we are able to minimize out-of-stocks, offer our customers an expanded online assortment, and leverage store level inventory and overhead. Items purchased online can be returned to any store or our distribution center. Due to our multi-channel retailer strategy, items purchased online and returned to the store are treated as a reduction to sales at the store.

As we discussed during our earnings call for the first quarter of fiscal 2015, in June 2015, we initiated the second multi-channel purchase opportunity for our customers with our Shoes 2U program. Shoes 2U allows customers to purchase merchandise that is not available in the store they are currently shopping and the Company will ship the merchandise to the customers’ home. Our Shoes 2U program utilizes our proprietary point-of-sale system and e-commerce platform with the inventory order fulfillment completed by our physical stores.

Two further enhancements to our multi-channel strategy that we plan to roll out over the next 12 months include the capability to purchase online and pick up in store and an enhanced mobile app with purchase capability, both of which further intertwine the relationship between e-commerce and store sales and profitability.

As a result of our multi-channel retailer strategy, the Company includes both e-commerce and physical store sales in the comparable store sales and average sales per square foot measurement calculations. We believe this presentation provides the most meaningful and beneficial information to investors.

In light of the Commission’s comment, we have reviewed our prior disclosure and propose to enhance our existing discussion of comparable store sales and average sales per square foot in the footnotes to Item 6, Selected Financial Data, in filings of future Form 10-Ks, as follows (additions to the existing disclosure are underlined):

(3)	Comparable store sales for the periods indicated include stores that have been open for 13 full months prior to the beginning of the period, including those stores that have been relocated or remodeled. Therefore, stores opened or closed during the periods indicated are not included in comparable store sales. Our e-commerce sales were included in comparable sales starting with fiscal 2013. We include e-commerce sales in our comparable store sales as a result of our multi-channel retailer strategy. We view the e-commerce sales as an extension of our physical stores.

(5)	Average sales per square foot includes e-commerce sales for fiscal years 2014, 2013 and 2012. We include e-commerce sales in our average sales per square foot as a result of our multi-channel retailer strategy. We view the e-commerce sales as an extension of our physical stores.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

2.	We note your disclosure on page 20 that the decision to fulfill your e-commerce orders in house played a key role in your second-half sales performance. We further note the statement by management in the fourth quarter 2014 earnings conference call transcript that your e-commerce business was slightly accretive to your increase for the fourth quarter, and you believe it will also be accretive to your increases in 2015. Please tell us if your e-commerce sales had a significant impact on the changes in net sales, gross profit, operating income, or net income for the comparable periods presented in your Form 10-K and, if so, tell us how you considered describing and quantifying such changes pursuant to Item 303(a)(3) of Regulation S-K.

Response:

Management believes that our e-commerce sales were not material to our net sales for the comparable periods in our Form 10-K. E-commerce net sales were less than 2.0%, 1.0% and 1.0% for the fiscal years ended January 31, 2015, February 1, 2014 and February 2, 2013, respectively. Due to our multi-channel strategy as discussed in our response to Comment 1, the Company does not separately identify all components of gross profit, operating income and net income related to e-commerce.

Item 8. Financial Statements and Supplementary Data

Revenue Recognition

3.	We note your Shoe Perks reward program that offers points which customers may redeem on qualified future purchases. Please tell us how you account for the reward program and any related breakage, and also cite the authoritative guidance that you follow. To the extent significant, also confirm that you will disclose your accounting policy in future filings and provide us with the text of your proposed future disclosure.

Response:

The Company’s Shoe Perks program allows a customer to enroll at no charge, does not impose a membership fee, and provides members with the ability to earn points by making qualifying purchases at the Company’s stores and website. For every 200 points earned, a member is issued a ten dollar reward certificate, which is emailed or mailed to the member. A reward certificate expires 90 days from issuance, has no cash value and may be redeemed for items in the Company’s stores and website with a total purchase price equal to or greater than the value of the reward certificate. Shoe Perks points earned in a member’s account expire in twelve months if there is no sales activity.

The Company evaluated the necessity for disclosure of its loyalty program accounting policy and activity in the footnotes to its consolidated financial statements and determined that disclosure was not warranted due to immateriality. As of January 31, 2015, the Company had recorded deferred revenue of $233,000 related to its loyalty program and during the year ended January 31, 2015, customers redeemed $1,097,000 of reward certificates related to the program. The deferred revenue represented 0.30% of the Company’s total current liabilities as of January 31, 2015, and the loyalty program revenue recognized during the year ended January 31, 2015 was 0.12% of sales.

Existing generally accepted accounting principles in the United States of America do not specifically address revenue recognition for customer reward programs. The Emerging Issues Task Force (“EITF”) discussed the issue in EITF Issue No. 00-22 but did not provide a conclusion.

The Company’s policy is to defer revenue for the estimated reward certificates expected to be redeemed and record a corresponding liability for the deferred revenue in our balance sheet.  The deferred revenue is adjusted for breakage based on historical redemption patterns.  As customers redeem reward certificates, we recognize revenue and reduce deferred revenue.

The Company will continue to monitor the impact of the Shoe Perks program on its consolidated financial statements and the need for disclosure of its accounting policy for the program in future filings.

In connection with our response to the Commission’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have additional questions regarding the above, please contact Kerry Jackson at (812) 867-4037 or via e-mail at kjackson@scvl.com.

Sincerely,

/s/ W. Kerry Jackson

W. Kerry Jackson

Chief Financial Officer

cc:	Brian McAllister John Archfield Clifton Sifford

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